

August 11, 2014

Via E-mail
Joseph R. Wright
75 Rockefeller Plaza, 14th Floor
New York, New York 10019

RE: **Schedule TO-C**
       Filed July 16, 2014 by Chart Acquisition Group, LLC et al.
       File No. 5-87098

Dear Mr. Wright:

       We have reviewed the above-captioned filing and have the following comment. If you disagree with our comment, we will consider the explanation as to why the comment is inapplicable or unnecessary.   After reviewing the response, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings relating to the subject transaction. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Exhibit 99.1 to Schedule TO-C

The July 16th, 2014 press release indicates that a tender offer was anticipated to close on or about September 13th wherein any outstanding public warrants of Chart Acquisition Corp. would be acquired by the offerors for 30 cents per warrant tendered. The same press release indicates that the offerors also have agreed to purchase as many as 3,750,000 warrants in a subsequent tender offer at a price of 60 cents per share. Both of these disclosures appear to constitute a "public announcement," as defined in Rule 14e-5(c)(5), of an impending tender offer that would begin the restricted period in Rule 14e-5(a) that prohibits purchases outside of the tender offer. In addition, by committing to make each of the offers to purchase the subject warrants, the offerors appear to have made a prohibited "arrangement to purchase," within the meaning of Rule 14e-5(a), of the subject warrants outside of each of the planned, respective tender offers. We also note that any warrant purchases made pursuant to the first of these two offers could be construed as prohibited purchase within the meaning of Rule 14e-5(a). Please provide us with a brief legal analysis explaining how the offerors intend to ensure compliance with Rule 14e-5, or advise.

Closing Comments

       If the information you provide in response to our comments materially changes the information already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each of the offerors possesses the facts relating to the disclosure, each is responsible for the accuracy and adequacy of the disclosures each has made.

In connection with responding to our comment, please provide, in writing, a statement from each of the offerors, or an authorized representative thereof, acknowledging that:

- the offeror is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Joshua N. Englard, Esq.
Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP